Exhibit 11

                   Computation of Per Share Earnings

The computation of earnings per share for each period presented is as follows:

                                              1997         1996         1995
                                              ----         ----         ----
Net income................................  $14,562,158   12,670,771  11,465,430
Average weighted shares outstanding*......    9,793,913    9,961,538   9,944,212
Earnings per share........................        $1.49         1.27        1.15
Earnings per share, diluted                        1.46         1.26        1.14

* Adjusted for the 2-for-1 split of the Common Stock that became effective October 7, 1997.


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